Exhibit (a)(2)(B)

Dear Financial Advisor,

Affiliates of MacKenzie Capital Management commenced a mini tender offer to purchase up to 500,000 shares of the outstanding common stock (the “Common Stock”), par value $0.001 per share (the “Shares”), of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company”) at a price of $6.88 per Share in cash (the “MacKenzie Offer”).

In response to the MacKenzie Offer, the Company is commencing a tender offer (the “Company Offer”) for up to 500,000 shares at a price of  $7.00 per share, expiring on May 31, 2019. The Company Offer is at a higher price than the MacKenzie Offer.

The Company’s board of directors (the “Board”) has evaluated the terms of both offers and notes that, although the Company Offer is at a higher price than the MacKenzie Offer, the price in both offers is significantly less than the estimated per-share net asset value of the Company’s common stock (“Estimated Per-Share NAV”) of  $11.82 per share as of September 30, 2018.

Although the Company Offer is superior to the MacKenzie Offer, the Board unanimously recommends that stockholders NOT tender their shares pursuant to the Company Offer or the lower MacKenzie Offer

For additional information, please access our SEC filings related to this matter, available on the SEC’s web site at www.sec.gov.

Please follow the links below if you would like to see a copy of the Letter that will be mailed to Stockholders regarding the Board recommendation or the Schedule TO filed with the Securities and Exchange Commission in response to MacKenzie’s offer, which is available for free on our website at www.lightstoneshareholderservices.com.

Please see links below for a copy of letters to investors:
Letter to Stockholders - re Tender Offer
Schedule TO

Sincerely,
The Lightstone Shareholder Services Team

Forward-Looking Statements

The foregoing includes forward-looking statements. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond the Company’s control and which could materially affect actual results, performances or achievements. Factors which may cause actual results to differ materially from current expectations include, but are not limited to, (i) general economic and local real estate conditions, (ii) the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or general downturn in their business, (iii) financing risks, such as the inability to obtain equity, debt, or other sources of financing on favorable terms, (iv) changes in governmental laws and regulations, (v) the level and volatility of interest rates and foreign currency exchange rates, (vi) the availability of suitable acquisition opportunities and (vii) increases in operating costs. In particular, the methodology used to determine the Estimated Per-Share NAV is based upon a number of estimates and assumptions that may prove later not to be accurate or incomplete. Further, the board of directors can amend the provisions of the share redemption program at any time without the approval of the Company’s stockholders which may impact the terms on which the Company will redeem its shares. Accordingly, there is no assurance that the Company’s expectations will be realized.

Our mailing address is:
P.O. Box 219002, Kansas City, MO 64121-9002

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